PACIFIC BOOKER MINERALS INC.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from MNP LLP, Chartered Professional Accountants, Suite 2200, 1021 West Hastings Street, Vancouver, BC V6E 0C3 to DeVisser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender Street, Vancouver, BC V6C 1L6 effective the 31st day of August, 2022.

The Company advised the former auditor of the shareholders decision authorizing the board to appoint a new auditor.

The Company’s former auditor has resigned on the auditor’s own initiative and the resignation has been accepted by the Company’s Audit Committee. The appointment of the successor auditor has also been approved by the Company’s Audit Committee.

There were no modified opinions in the former auditor’s reports for the audits of the Company’s two most recent completed fiscal years, nor for any period subsequent to May 31, 2022, the most recently completed period for which an audit report was issued by the former auditor, to July 28, 2022.

There are no reportable events between the Company and the former auditor.

The reporting package, comprising this Notice and letters of the former auditors and new auditors will be reviewed by the Company’s Audit Committee and Board of Directors prior to submission of same to the Regulatory Authorities.

PACIFIC BOOKER MINERALS INC.

Per:         "John Plourde"

               Authorized Signatory

Dated: August 31, 2022